EXHIBIT 99.1

NXT Energy Solutions Announces Third Quarter 2020 Results

CALGARY, Alberta, Nov. 16, 2020 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced the Company’s financial and operating results for the quarter ended September 30, 2020. All dollar amounts herein are in Canadian Dollars.

Q3 Financial and Operating Highlights

Key financial and operational highlights for the third quarter include:

  Repayment was received from Alberta Green Ventures Limited Partnership ("AGV") in respect of the previously disclosed loan arrangement whereby NXT loaned AGV US$250,000 for the purpose of furthering shared objectives under the Co-operation Agreement (the "Loan Arrangement");
  Cash and short-term investments at September 30, 2020 were $4.06 million;
  Survey revenues in Q3-20 were nil and 2020 YTD were $0.137 million;
  A net loss of $1.50 million was recorded for Q3-20, including stock based compensation and amortization expense of $0.48 million;
  A net loss of $4.31 million was recorded for YTD 2020, including stock based compensation and amortization expense of $1.40 million;
  Cash flow used in operating activities were $0.83 million of cash during Q3-20 and $2.53 million YTD 2020;
  Net loss per common share for Q3-20 was ($0.02) basic and diluted;
  Net loss per common share for YTD 2020 was ($0.07) basic and diluted;
  General and administrative costs for Q3-20 as compared to Q3-19 decreased by $0.17 million or 20%, mostly due to the Canada Emergency Wage Subsidy ("CEWS") of $0.12 million and the Scientific Research and Experimental Development Tax Credit (“SR&ED”) of $0.07 million; and
  General and administrative costs for YTD 2020 as compared to YTD 2019 decreased by $0.09 million or 3%, due primarily to the CEWS of $0.23 million and the SR&ED of $0.7 million, one less headcount in the first half of 2020, offset by partially by salary costs being allocated to survey costs in YTD 2019.

Message to Shareholders

George Liszicasz, President, and CEO of NXT, commented, “Although no survey revenues were recorded in Q3, contract opportunities remain in discussion in our core areas of interest in Africa, North and South America, and South-East Asia. We remain highly confident in the approach we have taken to realize near term opportunities with National Oil Companies that have a long term strategic approach to the development of reserves. Given uncertain times, patience is required to reach definitive agreements.

I am pleased to update you on the progress of our new algorithms that assist in the interpretation of SFD® data in a manner that can be integrated more effectively with conventional seismic data interpretation. Over the last quarter we have prototyped mathematical data transformation routines to enhance the quality and repeatability of SFD® data. While the methods need final formalization and field testing, NXT expects that the eventual application of these transformations will allow the extraction of additional important information to increase the reliability of interpretation and to increase the overall efficiency of operations. These methods are also expected to provide the first steps towards algorithmic interpretation and to significantly increase the value that SFD® provides in the hydrocarbon exploration cycle.

I am also pleased to announce that we extended our MOU with BGP Inc., a subsidiary of China National Petroleum Corporation, for an additional two years to further explore opportunities for NXT and BGP Inc. to work together. NXT’s forward strategy is to secure SFD® contracts with BGP and its affiliates.”

Summary highlights of NXT's 2020 third quarter financial statements (with comparative figures to 2019) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's third quarter 2020 unaudited condensed consolidated interim financial statements and the related management's discussion and analysis ("MD&A").

(All in Canadian $)
	Q3-20	Q3-19	2020 YTD	2019 YTD
Operating results:
Survey revenues	$-	$1,021,532	$136,566	$11,976,149
Survey expenses	253,118	512,599	787,034	2,302,712
General & administrative expenses	707,640	881,716	2,484,621	2,570,866
Stock based compensation expense	35,384	64,983	64,574	72,533
Amortization and other expenses, net	506,244	336,607	1,114,803	1,481,843
	1,502,456	1,795,905	4,451,032	6,427,954
Net (loss) income and comprehensive (loss) income	$(1,502,456)	$(774,373)	$(4,314,466)	$5,548,195

Income (loss) per common share – basic	$(0.02)	$(0.01)	$(0.07)	$0.08
Income (loss) per common share – diluted	$(0.02)	$(0.01)	$(0.07)	$0.08

Number of common shares outstanding as at end of the period	64,406,891	68,573,558	64,406,891	68,573,558
Weighted average number of common shares outstanding for the period:
Basic	64,406,891	68,573,558	64,406,891	68,573,558
Diluted	64,406,891	68,573,558	64,406,891	73,431,574

Cash provided by (used in):
Operating activities	$(829,150)	$3,947,524	$(2,525,930)	$2,679,914
Financing activities	-	(10,735)	(42,515)	(31,666)
Investing activities	1,523,724	(2,531,163)	2,387,450	(431,163)
Effect of foreign rate changes on cash	7,438	103,688	(29,875)	109,048
Net cash inflow (outflow)	702,013	1,509,314	(210,870)	2,326,133
Cash and cash equivalents, beginning of the period	1,945,362	1,156,351	2,858,245	339,532
Cash and cash equivalents, end of the period	2,647,375	2,665,665	2,647,375	2,665,665

Cash and cash equivalents	2,647,375	2,665,665	2,647,375	2,665,665
Short-term investments	1,408,509	4,059,721	1,408,509	4,059,721
Total cash and short-term investments	4,055,884	6,725,386	4,055,884	6,725,386

Net working capital balance	3,991,065	9,894,580	3,991,065	9,894,580

NXT's 2020 third quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call to discuss the 2020 third quarter financial and operating results are as follows:

Date:	Tuesday, November 17, 2020
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American Participants Call:	1-855-783-0506
Participant Pass Code	7683696

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
VP Finance & CFO	President & CEO
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: business negotiations and opportunities; business strategies and objectives; and continued research and development on the interpretation algorithms. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2019 and the MD&A for the three and nine month periods ended September 30, 2020, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time. Readers are urged to review the section entitled "Non-GAAP Measures” in NXT’s MD&A for the three and nine month periods ended September 30, 2020 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. The MD&A and the unaudited condensed consolidated interim financial statements and notes for the three and nine months ended September 30, 2020, are available through the Internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.